Exhibit 23.6
Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated April 6, 2020 with respect to our audit of the consolidated balance sheets of RW Holdings NNN REIT, Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, equity and cash flows for the years then ended, the related notes to such financial statements, and financial statement Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization in the Company’s Registration Statement on Form S-11 (No. 333-231724), the related prospectus dated December 23, 2019, and any amendments or supplements thereto (collectively, the “Registration Statement”), including Supplement No. 7 (dated April 13, 2020) to the prospectus contained in the Registration Statement.

/s/ SQUAR MILNER LLP
Irvine, California
April 13, 2020